

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 24, 2017

James Park
Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

> **Re:** **Fitbit, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Quarterly Period Ended April 1, 2017**
> **Response dated May 12, 2017**
> **File No. 001-37444**

Dear Mr. Park:

We have reviewed your May 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Registered Device Users, page 40

1. In response to prior comments 2 and 3 you undertake to clarify the impact on the active user metric of transfers between users and users who return devices. As your registered device user metric is presented on a cumulative basis, advise whether under this methodology one device could be counted multiple times.

2. Your disclosure states that you "believe that the registered device user metric is an indicator of the potential size and growth of [y]our paid user community but is not necessarily an indicator of the actual size and future growth of [y]our paid user community." To the extent that a prior user of a device continues to be included in this count, please tell us how counting such a user provides an indication of the potential size or growth of your paid user community. That is, explain why this metric represents your potential paid user community when some of the users may not have used your device for an extended period of time.

3. Your response to prior comment 4 provides proposed disclosures to address certain trends within your metrics. Tell us whether discussing the differences between the three metrics highlight the relevance and limitations of these metrics. For example, discuss the percentage of active users that purchased a device in the current year. As another example, explain why more than 50% of registered device users are not active users, as such a presentation may enable readers to understand the potential size of your engaged user community by identifying those registered device users that are deemed inactive for a certain period of time (e.g., have not walked 100 steps in the last twelve months).

4. You state that this metric provides an indication of the size of your "paid user community." Please clarify the definition of a paid user and tell us whether the methodology used to count such users excludes users that have downloaded non-paying applications. In order to provide a balanced discussion of your paid user community consider disclosing the number of paid users for each period presented.

Critical Accounting Policies and Estimates, page 52

5. We note from your response to prior comment 6 that your estimates and assumptions used to reserve for rights of return, stock rotation rights, and price protection have been accurate in all material respects. You state in your response that your actual returns were 91% accurate during fiscal 2016. Provide us with an analysis that compares your estimated reserves to actual open box returns and stock rotation rights on a product-specific basis for each quarterly period during the fiscal year ending 2016. That is, explain whether your quarterly estimates represent reasonable estimates of returns.

Consolidated Financial Statements

Note 1.   Business Overview and Basis of Presentation

Non-Monetary Transaction, page 66

6. We note that you entered into an agreement with a third party during fiscal 2016 to exchange inventory for advertising credits and cash. Please explain the nature of the transaction in greater detail and clarify why the advertising credits are expected to be used over three years. We refer you to ASC 845-10-50.

Note 2. Significant Accounting Policies

Rights of Return, Stock Rotation Rights, and Price Protection, page 79

7. We note your response to prior comment 7. Please clarify why an updated analysis that explains how you considered each of the factors outlined in ASC 605-15-25-3 and SAB Topic 13(A)(4)(b) is not necessary considering that market conditions during fiscal 2016 and 2017 appear to be different than during fiscal 2015 due to an increase in competition and the introduction of new products (e.g., especially in the fourth quarter of 2016). In addition, tell us whether you believe any portion of your slower collections in the fourth quarter of fiscal 2016 is attributable to excess levels of inventory in the distribution channel or the distribution channel customer waiting to pay due to the potential for open box returns.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 13, 2017)

Executive Compensation

Long-Term Incentive Compensation, page 35

8. You state that in determining equity awards, among other factors, you consider the factors described in "Governance of Executive Compensation Program—Role of the Compensation Committee." However, you do not identify the specific factors considered for these equity awards, and explain how these factors are translated into compensation determinations. In future filings, please expand your discussion to provide individualized discussions of equity awards. Refer to Item 402(b)(1)(iv)-(v) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended April 1, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 28

9. We note that the decrease in your average selling price of devices was primarily driven by sales rebate allowances intended to reduce excess channel inventories. Please quantify the amount of your rebate allowances on a product-specific basis during the quarterly period ended April 1, 2017 that relates to devices sold in the prior period. In addition, clarify whether the channel inventory sold in the prior period depressed sales in this period. In this regard, expand upon your statement that you will "continue efforts to reduce channel inventory." Tell us whether this excess channel inventory represents devices sold in the 4th Quarter of 2016.

10. Please clarify your disclosures that indicate revenue from new product introductions and associated accessories were $250.1 million, or 84% of revenue in the three months ended April 1, 2017. In this respect, it is unclear whether the new product introductions referenced in your disclosures only include Fitbit Alta HR.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services